www.linkedin.com/in/
adrianacatalina (LinkedIn)
www.adrianacatalina.com
(Portfolio)

Top Skills

Pricing Strategy

Data Science

Convolutional Neural Networks
(CNN)

Languages

Spanish (Native or Bilingual)

German (Limited Working)

English (Native or Bilingual)

French (Limited Working)

Certifications

Applied Data Science Program

Designing Efficient Deep Learning
Systems

LBAN Alumni

AI Agents Fundamentals

Patents

Automated compression nursing and
pumping system

Automated compression nursing and
pumping system

Adriana Catalina Vázquez Ortiz

Co-Founder and Co-CEO at Lilu. Product Designer and Healthtech
Entrepreneur. MIT • UPenn • HAX • NSF • Tory Burch Fellow
New York, New York, United States

Summary

With over 10 years of work experience in product design,
programming, and women's health, I am passionate about creating
innovative solutions that empower new moms. As the co-founder
and CEO of Lilu, a Health Tech company, I've led a diverse and
talented team that is building tech-enabled devices that enhance the
breastfeeding experience. Our first product, the Lilu Massage Bra,
is an FDA Class I device that uses patented pneumatic massage
technology to mimic "Hands-on-Pumping" breast compression
techniques. Our mission is to support moms throughout their
breastfeeding journey, and to make pumping more comfortable,
efficient, and convenient.

My background in mathematics, computer science, and integrated
product design has enabled me to develop a holistic approach to
product development, from ideation to execution. I have extensive
experience in rapid prototyping, programming, user experience,
and data science, and I am always eager to learn new skills and
technologies. I am also a proud alumna of MIT and UPenn, and
a recipient of multiple awards, grants, and certifications from
prestigious organizations and institutions. At Lilu, I leverage my skills
and expertise to oversee the product vision, strategy, and roadmap,
and to collaborate with our partners, investors, and customers.

^ all of the above courtesy of LinkedIn AI with minor tweaks

•••

Contact me for speaking opportunities on:
• Product Design
• User Research
• Rapid Prototyping
• Go-to-market strategies
• Consumer Healthtech

- Entrepreneurship
- Hiring
- Pitching
- Building a stellar advisory board
- Marketing campaigns

You can see some of my work at adrianacatalina.com

———

Experience

Lilu, Inc
Co-founder and Co-CEO
May 2016 - Present (9 years)
Greater New York City Area

Lilu is a Women's Health company building tech-enabled devices to empower new moms. Their first product, the Lilu Massage Bra, is an FDA Class I device that mimics "Hands-on-Pumping" breast compression techniques. It works in combination with most standard breast pumps, and uses Lilu's patented pneumatic massage technology to gently and efficiently massage your breasts while pumping. For many moms, this massage can help increase milk output and alleviate associated pain.

Awards, backers and investors include, HAX / SOSV, The National Science Foundation, Lattitude Ventures, AlphaLabGear Hardware cup, YC Fellowship, NSF SBIR, Lair East Labs, AdAstra Ventures, Crescent Ridge Partners, She1k, Fermata

The product line is expanding to include
- the next generation of the Massage Bra, A Wearable Breast Pump, fitted with Lilu's Massage technology to help moms pump up to 55% more milk.
- the MilkSense Smart Bra and Lactation tracking App, to help moms track their breastfeeding and pumping session. With our proprietary sensors and Machine Learning algorithms, provide them with actionable insights about their lactation & well being.

MIT Delta V (NYC Startup Studio)
Board Member, Advisor
June 2018 - Present (6 years 11 months)
New York, New York, United States

Board member and advisor to startups participating in the MIT Delta V program.
Provide strategic guidance, mentorship, startup building experience and capital allocation.

Farmivore
Product and UX Design Intern
June 2015 - August 2015 (3 months)

Farmivore is a subscription commerce startup in New York City that delivers a weekly box of farm-fresh, organic fruits and vegetables for people who make juices or smoothies at home. Farmivore helps you fit juicing into your daily routine, while saving you time, effort, and money.

Morgan Stanley
Technology Associate
August 2011 - June 2014 (2 years 11 months)

Developed back-end of a Liquidity Risk Analytics tool to model the Firm's Contingency Funding Plan

Morgan Stanley
Technology Summer Analyst
June 2010 - August 2010 (3 months)

Devised features for a Risk and PNL reporting workstation to enable traders to visualize filters applied on diverse data models

BMW
Software Engineering Researcher
June 2009 - August 2009 (3 months)

Conducted research on algorithms for the integration of online services into the infotainment system of next generation 7-series
Formulated a model and developed a framework to develop a real-time scheduler for online in-car applications

MIT
Summer teacher - Introduction to EECS
June 2008 - August 2008 (3 months)

Pioneered Highlights for High School program in Germany. Launched the DB-MIT Summer School for exceptional German High school students in cooperation with Deutsche Bahn

Education

University of Pennsylvania
Master's degree, Integrated Product Design · (2014 - 2016)

Massachusetts Institute of Technology
Bachelor of Science (B.S.), Mathematics and Computer Science · (2007 - 2011)

Stanford University Graduate School of Business
LBAN Business Scaling Program, Executive Education, Business Administration and Management, General · (September 2022 - December 2022)

Greengates School Mexico
International Baccalaureate · (1993 - 2007)